Exhibit 21.1

TALOS ENERGY INC. - LIST OF SUBSIDIARIES*

Company Name	Jurisdiction of Incorporation
ANRP (Talos DC), LLC	Delaware
Talos Energy LLC	Delaware
Talos Energy Offshore LLC	Delaware
Talos Energy Operating Company LLC	Delaware
Talos Energy Phoenix LLC	Delaware
Talos ERT LLC	Delaware
Talos Exploration LLC	Delaware
Talos Low Carbon Solutions LLC	Delaware
Talos Oil & Gas LLC	Delaware
Talos Petroleum LLC	Delaware
Talos Production Finance Inc.	Delaware
Talos Production Inc.	Delaware
Talos Resources LLC	Delaware
Talos Third Coast LLC	Delaware

*

Each of the named subsidiaries is not necessarily a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X, and Talos has several additional subsidiaries not named above. The unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” at the end of the year covered by this report.